SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IC-29617; File No. 812-13842]

American Family Life Insurance Company, et al.

March 24, 2011

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an order under Section 26(c) of the Investment Company Act

of 1940, as amended (the "1940 Act").

Applicants: American Family Life Insurance Company (the "Company"), American Family

Variable Account I (the "Life Account"), and American Family Variable Account II (the

"Annuity Account") (together, the "Applicants").

Summary of Application: Applicants request an order of the Commission, pursuant to Section

26(c) of the 1940 Act, approving the substitution of shares of the Vanguard Capital Growth

Portfolio ("Replacement Portfolio") of the Vanguard Variable Insurance Fund ("Vanguard

Fund") for Service Class 2 Shares of the Fidelity Variable Insurance Products Growth Portfolio

("Replaced Portfolio") of the Fidelity Variable Insurance Products Fund ("Fidelity Fund"),

currently held by the Life Account and the Annuity Account (each an "Account," together, the

"Accounts") to support variable life insurance and annuity contracts issued by the Company

(collectively, the "Contracts").

Filing Date: The application was filed on November 10, 2010 and amended and restated on

February 28, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests must be received by the Commission by 5:30 p.m. on April 20, 2011, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o David C. Holman, Esq., American Family Life Insurance Company, 6000 American Parkway, Madison, Wisconsin 53783-0001. Copy to Thomas E. Bisset, Esq., Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Ave., NW, Washington, DC 20004-2415.

For Further Information Contact: Michael L. Kosoff, Branch Chief, at (202) 551-6754 or Harry Eisenstein, Senior Special Counsel, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is a stock life insurance company organized under Wisconsin law. The Company conducts a conventional life insurance business and is authorized to transact the business of life insurance, including annuities, in nineteen states. For purposes of the 1940 Act, the Company is the depositor and sponsor of each of the Accounts as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2.   Under the insurance law of Wisconsin, the assets of each Account attributable to the Contracts issued through that Account are owned by the Company, but are held separately from the other assets of the Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act, and is registered with the Commission as a unit investment trust.[1] Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual fund portfolios made available as investment vehicles underlying the Contracts. Currently, the Replaced Portfolio is available as an investment option under the Company's variable life insurance and variable annuity Contracts.

3.   The Life Account is currently divided into nine (9) subaccounts. The assets of the Life Account support variable life insurance contracts and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act"), on Form N-6 (File Nos. 333-44956 and 333-147408).

4.   The Annuity Account is currently divided into nine (9) subaccounts. The assets of the Annuity Account support variable annuity contracts and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File No. 333-45592).

5.   The Fidelity Fund is registered as an open-end management investment company under the 1940 Act (File No. 811-03329) and currently offers six (6) investment portfolios, each with multiple share classes. The Fidelity Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 002-75010).

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[1]   File No. 811-10097 (the Life Account); File No. 811-10121 (the Annuity Account).

6.   Each portfolio of the Fidelity Fund has entered into an advisory agreement with Fidelity Management & Research Company ("FMR") under which FMR acts as investment adviser for the portfolio. Under each investment advisory agreement, and subject to the supervision of the Fidelity Fund board of trustees, FMR has overall responsibility for the selection of investments in accordance with the investment objective, policies, and limitations of the portfolio and for handling the portfolio's business affairs. FMR or its affiliates, subject to the supervision of the Fidelity Fund board of directors, provide the management and administrative services necessary for the operation of each portfolio. Each portfolio of the Fidelity Fund does, however, pay for the typesetting, printing, and mailing of its proxy materials to shareholders, legal expenses, and the fees of the custodian, auditor, and independent trustees, among other fees and expenses.

7.   FMR Co., Inc. ("FMRC"), an investment adviser affiliate of FMR, has entered into a sub-advisory agreement with FMR under which FMRC acts as sub-adviser for certain of the portfolios of the Fidelity Fund, including the Replaced Portfolio. FMRC has day-to-day responsibility for choosing investments for the Replaced Portfolio. FMR pays FMRC for providing sub-advisory services.

8.   Fidelity Research & Analysis Company ("FRAC"), an affiliate of FMR, also serves as sub-adviser for the Fidelity Fund and may provide investment research and advice for the Fidelity Fund, including the Replaced Portfolio. Fidelity Management & Research (U.K.) Inc. ("FMR U.K."), Fidelity Management & Research (Hong Kong) Limited ("FMR H.K."), Fidelity Management & Research (Japan) Inc. ("FMR Japan"), FIL International Investment Advisors ("FIIA"), FIL Investment Advisors (U.K.) Ltd. ("FIIA(U.K.)L"), and FIL Investments (Japan) Limited ("FIJ"), all investment adviser affiliates of FMR, assist FMR with foreign investments of the Replaced Portfolio.

9.   Neither the Fidelity Fund, any of its portfolios, FMR, FMRC, FRAC, FMR U.K., FMR H.K., FMR Japan, FIIA, FIIA(U.K.)L, nor FIJ are affiliated with the Applicants. The Fidelity Fund does not have manager-of-manager relief for the Replaced Portfolio.

10.   The Vanguard Variable Insurance Fund is registered as an open-end management investment company under the 1940 Act (File No. 811-05962) and currently offers fifteen (15) portfolios, including the Replacement Portfolio. The Vanguard Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-32216).

11.   Pursuant to an investment advisory agreement between the Replacement Portfolio and PRIMECAP Management Company ("PRIMECAP"), PRIMECAP provides investment advisory services to the Replacement Portfolio. PRIMECAP manages the Replacement Portfolio subject to the supervision and oversight of the Vanguard Group, Inc. ("Vanguard") and the Replacement Portfolio's board of directors. PRIMECAP employs a multi-portfolio manager approach to managing the Replacement Portfolio. Six (6) portfolio managers are primarily responsible for the day-to-day management of the Replacement Portfolio and each portfolio manager is a principal of PRIMECAP. Each portfolio manager manages a particular segment of the Replacement Portfolio autonomously; there is no decision-making by committee with respect to the management of those segments of the Replacement Portfolio. A small portion of the Replacement Portfolio's assets is co-managed by individuals in PRIMECAP's research department. The Replacement Fund pays PRIMECAP an investment advisory fee quarterly and the fee is a percentage of the average daily net assets of the Replacement Fund during the most recent fiscal quarter.

12.   Neither the Vanguard Fund, any of its portfolios, nor PRIMECAP are affiliated with the Applicants. The Vanguard Fund does not have manager-of-manager relief for the Replacement Portfolio.

13.   The Contracts are flexible premium variable annuity and variable life insurance contracts. The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a fixed basis.[2] The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, throughout the insured's life, and for a substantial death benefit upon the death of the insured. Under each of the Contracts, the Company reserves the right to substitute shares of one fund for shares of another, or of another investment portfolio, including a portfolio of a different management company.

14.   For as long as a variable life insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract owner may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account. Other than the Company's right to impose certain limitations to deter market timing activity, the Contracts do not limit the number of transfers between the subaccounts or transfers from the subaccounts to the fixed account for any period of time. The Company does, however, assess a charge of $25 per transfer for transfers in excess of twelve per contract year. Guaranteed living benefit rider features are not available with the Contracts.

15.   The Company proposes to substitute shares of the Replacement Portfolio for Service Class 2 shares of the Replaced Portfolio currently held in the Accounts (the "proposed

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[2]   Because only fixed annuity payment options are available under the Contracts, the substitution will not affect Contracts that have been annuitized.

substitution"). As of December 31, 2010, 1.05% of the Replaced Portfolio's assets were invested in the Accounts and would be subject to the proposed substitution if so invested on the date of the substitution.

16.   Applicants assert that the proposed substitution is part of an effort by the Company to provide a portfolio selection within the Contracts that: (1) provides a more competitive fee structure relative to other funds in the asset class peer group; (2) provides more competitive long-term returns relative to other funds in the asset class peer group; and (3) maintains the goal of offering a mix of investment options covering basic categories in the risk/return spectrum.

17.   In year 2000 when the Company first selected the Replaced Portfolio, the Replaced Portfolio met its desire for a large cap growth equity investment option. The Replaced Portfolio is positioned on the aggressive end of the risk/return spectrum for large cap growth investment options and offered Contract owners a large cap growth investment option with significant risk. Over the past nine years, the Replaced Portfolio has significantly underperformed its peers, as discussed below, leading the Company to reassess the position of its large cap growth investment option. In an attempt to improve overall returns for the large cap growth investment option while providing for a relatively lower level of risk, the Company decided to select an alternative large cap growth investment option. Applicants believe the Replacement Portfolio meets these goals.

18.   The Company believes that an important consideration for the selection and retention of an investment option under the Contracts is that the long-term performance (5 years and longer) of the investment option be competitive as compared to its asset class peer group, particularly given the limited selection of subaccounts available under the Contracts. In the Company's judgment, the Replaced Portfolio has not demonstrated portfolio performance of the standard

desired by the Company. Performance of the Replaced Portfolio has been in the third or bottom quartile for comparable funds over the last five years, except for 2007 where performance of the Replaced Portfolio fell within the first quartile. Further, absolute performance of the Replaced Portfolio ranks in the bottom quartile for comparable funds over the last 3- and 5-year periods and in the third quartile, close to the bottom quartile, for the 1-year period.

19. Replacing the Replaced Portfolio with the Replacement Portfolio is appropriate and in the best interest of Contract owners because the stated investment objective, principal investment strategies, and principal investment risks of the Replacement Portfolio are substantially similar to those of the Replaced Portfolio, so that Contract owners will have continuity in investment expectations with somewhat lower risk. In addition, Applicants note that the net expenses of the Replacement Portfolio are substantially less than those for the Replaced Portfolio for the year ended December 31, 2009.

20. The following charts set out the investment objectives, principal investment strategies, and principal investment risks of the Replaced Portfolio and Replacement Portfolio, as stated in their respective prospectuses.

REPLACED PORTFOLIO	REPLACEMENT PORTFOLIO
Fidelity VIP Growth Portfolio (Service Class 2 Shares)	**Vanguard VIF Capital Growth Portfolio**
Investment Objective	**Investment Objective**
Capital appreciation.	Long-term capital appreciation.
Principal Investment Strategies	**Principal Investment Strategies**
FMR normally invests the fund's assets primarily in common stocks of companies FMR believes have above-average growth potential. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) or price/book (P/B) ratios. FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.	The Portfolio invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of large- and mid-capitalization stocks.
In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.	
FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund. FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.	
Principal Investment Risks	**Principal Investment Risks**
Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations can be dramatic over the short as well as long term, and different parts of the market and different types of equity securities can react differently to these developments.	*Stock Market Risk.* Stock market risk is the risk that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.
Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.	*Investment Style Risk.* Investment style risk is the risk that returns from mid- and large-capitalization growth stocks will trail returns from the overall stock market. Historically, mid-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently.
Issuer-Specific Changes. Changes in the financial condition	*Manager Risk.* Manager risk is the risk that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

REPLACED PORTFOLIO	REPLACEMENT PORTFOLIO
of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. *"Growth" Investing.* "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. "Growth" stocks tend to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, "growth" stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks. In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective.	

21.   The following charts compare advisory fees, other expenses, total operating expenses, and portfolio turnover rates for the year ended December 31, 2009, expressed as an annual percentage of average daily net assets, of the Replaced Portfolio and the Replacement Portfolio. The Replaced Portfolio is subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the 1940 Act; the Replacement Portfolio is not subject to such a plan.[3] Neither the Replaced Portfolio nor the Replacement Portfolio impose a redemption fee.

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[3]   With regard to the Replaced Portfolio, the principal underwriter for the Portfolio has entered into an agreement with the principal underwriter for the Contracts, a wholly-owned subsidiary of the Company, for the payment of a fee equal to an annual percentage of the assets of the Replaced Portfolio attributable to the Contracts for the performance of certain distribution and shareholder services. With regard to the Replacement Portfolio, neither the principal underwriter for the Portfolio nor any of the Replacement Portfolio's other affiliates have entered into a similar agreement with the Company, the principal underwriter for the Contracts or any of the Company's other affiliates. As such, neither the Company nor any of its affiliates will receive revenue sharing payments from the principal underwriter of the Replacement Portfolio or from any other affiliates of the Replacement Portfolio.

	Replaced Portfolio	Replacement Portfolio
	Fidelity VIP Growth Portfolio (Service Class 2)	**Vanguard Capital Growth Portfolio**
	As of 12/31/09	**As of 12/31/09**
Advisory Fees	0.56%	0.41%
12b-1 Fee	0.25%	N/A
Other Expenses	0.13%	0.04%
Total Expenses	0.94%	0.45%
Less Contractual Fee Waivers and Expense Reimbursements	N/A	N/A
Net Expenses	0.94%	0.45%
Portfolio Turnover	134%	8%

22.   The following tables compare the respective asset levels, expenses ratios and performance data for the Replaced Portfolio and the Replacement Portfolio for fiscal years 2007, 2008 and 2009 ended December 31.

Fidelity VIP Growth Portfolio (Service Class 2 Shares)	Net Assets at End of Period	Expense Ratio	Total Return
2007	$898,204,000	0.90%	26.66%
2008	$447,530,000	0.93%	(47.31)%
2009	$528,819,000	0.94%	27.97%
Vanguard Capital Growth Portfolio	Net Assets at End of Period	Expense Ratio	Total Return
2007	$344,000,000	0.42%	12.48%
2008	$251,000,000	0.42%	(30.36)%
2009	$313,000,000	0.45%	34.30%

23.   The following table shows average annual total returns as of December 31, 2009 for the Replaced Portfolio and the Replacement Portfolio:

Fund	1 year	5 year	Since Inception	Inception Date
Fidelity VIP Growth Portfolio (Service Class 2)	27.97%	-0.81%	-3.73%	1/12/00
Vanguard Capital Growth Portfolio	34.30%	4.80%	9.63%	12/3/02

24.   Applicants believe that the Replacement Portfolio is an appropriate replacement for the Replaced Portfolio for each Contract, and that the Replacement Portfolio represents an investment option that is more compatible with the Replaced Portfolio than are any investment options under the Contracts. The Replacement Portfolio has a investment objective substantially identical to that of the Replaced Portfolio. Both pursue their investment objective by investing, under normal market conditions, in a diversified portfolio of stocks of companies with above average earnings growth potential. Each relies upon a fundamental analysis of companies in determining whether to purchase and sell securities. Each retains the flexibility to invest in the securities of foreign issuers and in derivative instruments, such as options, futures and swap agreements.[4] There are, however, some distinctions between the way in which the principal investment strategies are pursued by the Replaced Portfolio and the Replacement Portfolio.

25.   The primary differences in the investment strategies of the Replaced Portfolio and the Replacement Portfolio manifest in the extent to which the advisers may invest in small-capitalization companies and their investment time horizons. For example, the adviser for the Replacement Portfolio seeks capital appreciation predominately through investment in mid- and

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[4]   Although both the Replaced Portfolio and the Replacement Portfolio retain the flexibility to invest in derivative instruments, historically neither Portfolio appears to have emphasized investment in such instruments. In that regard, the semi-annual report dated June 30, 2010 and the annual reports dated December 31, 2009 and 2008 for each Portfolio indicate that the Portfolio did not invest any assets in derivative instruments as of the date of those reports.

large-capitalization stocks, whereas the Replaced Portfolio also seeks capital appreciation but does not in any manner restrict its investment to mid- and large-capitalization companies. Instead, there is no limitation on the amount of assets the Replaced Portfolio may invest in small-capitalization companies.

26.   The adviser for the Replacement Portfolio also invests with a long-term view of three to five years while the adviser for the Replaced Portfolio does not necessarily invest with such a long-term view in mind. In each such instance where the Replaced Portfolio's investment strategy differs from that of the Replacement Portfolio, the Replaced Portfolio takes on more risk than does the Replacement Portfolio.

27.   There also is a strong similarity in the principal investment risks for the Replacement Portfolio and the Replaced Portfolio. The prospectuses and statements of additional information for both the Replacement Portfolio and the Replaced Portfolio mention each portfolio's exposure to stock market risk, risks associated with investment in foreign issuers and use of derivative instruments, as well as volatility associated with investment in growth stocks.

28.   Although only the prospectus for the Replacement Portfolio lists manager risk (*i.e.,* the risk that poor security selection or focus on securities in a particular sector, category or group of companies would cause the Portfolio to underperform relevant benchmarks or other funds with similar investment objectives), and investment style risk (*i.e.,* the risk that returns from mid- and large-capitalization growth stocks would underperform the overall stock market), the Replaced Portfolio invests in the same manner in such securities resulting in identical risks. In addition, although only the prospectus for the Replaced Portfolio lists the risk of issuer-specific changes (*i.e.,* the risk that changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and

changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value), the Replacement Portfolio also invests in the same manner resulting in similar if not identical risk.

29.   The Replaced Portfolio, however, may invest a larger portion of its assets in the securities of small-capitalization companies than the Replacement Portfolio. The value of securities of small-capitalization companies can be more volatile than that of large- and mid-capitalization companies. Accordingly, notwithstanding some different investment risk disclosure in the prospectus for the Replacement Portfolio, an investment in the Replacement Portfolio should not necessarily entail any greater risk than an investment in the Replaced Portfolio, and most likely would entail less risk.

30.   In addition, although the Replacement Portfolio has not yet achieved a level of assets equal to or greater than the Replaced Portfolio, the Replacement Portfolio has a significantly lower expense ratio than the Replaced Portfolio. Also, historically the Replacement Portfolio has had a significantly lower portfolio turnover rate than the Replaced Portfolio, which over time may contribute to lower costs for Contract owners who allocate Contract value to the Replacement Portfolio subaccount.

31.   For those who are Contract owners on the date of the proposed substitution, the Company will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitution, the subaccount investing in the Replacement Portfolio such that the sum of the Replacement Portfolio's total annual fund operating expenses after fee waiver and/or expense reimbursement and subaccount

expenses[5] for such period will not exceed, on an annualized basis, the sum of the Replaced Portfolio's total annual fund operating expenses after fee waiver and/or expense reimbursement and subaccount expenses for the fiscal year preceding the date of the proposed substitution. In addition, for twenty-four months following the proposed substitution, the Company will not increase asset-based fees or charges for Contracts outstanding on the date of the proposed substitution.

32.   Currently, each Account makes available nine subaccounts as investment options under the variable life insurance contracts or variable annuity contracts, as applicable, funded by the Accounts. Following the proposed substitution, each Account will continue to make available nine subaccounts as investment options under the variable life insurance contracts or variable annuity contracts it funds.

33.   By the May 1, 2011 prospectuses for the Contracts and the Accounts, the Company will notify owners of the Contracts of their intention to take the necessary actions, including seeking the order requested by this amended and restated application, to carry out the proposed substitution as described herein. The current prospectus for the Replacement Portfolio, as well as the current prospectuses for all other portfolios available as investment options available under the Contracts, will be bound together with the May 1, 2011 prospectuses for the Contracts and the Accounts.

34.   Applicants represent that the prospectuses for the Contracts will describe the proposed substitution and the Replaced Portfolio and Replacement Portfolio, including the fees and expenses of each Portfolio, and advise the Contract owners that from the date of the prospectus

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[5]   Subaccount expenses refer to those asset-based fees and charges that are deducted on a daily basis from subaccount assets and are reflected in the calculation of subaccount unit values. The mortality and expense risk charge is an example of such asset-based fees and charges.

until the date of the proposed substitution, the Company will not exercise any rights reserved by it under any Contract to impose additional charges for transfers until at least 30 days after the proposed substitution. Similarly, the prospectuses will disclose that, from May 1, 2011 until the date of the proposed substitution, the Company will permit Contract owners to transfer Contract value out of the subaccount currently holding shares of the Replaced Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers that may be permitted in the Contract year without a transfer charge. The prospectuses will also advise Contract owners that if the proposed substitution is carried out, then each Contract owner affected by the substitution will be sent a written notice (described immediately below) informing them of the facts and details of the substitution.

35.   Applicants represent that within five days after the proposed substitution, Contract owners who are affected by the substitution will be sent a written notice informing them that the substitution was carried out. The notice will also reiterate the facts that the Company: (1) will not exercise any rights reserved by it under any of the Contracts to impose additional charges for transfers until at least 30 days after the proposed substitution, and (2) will, for at least 30 days following the proposed substitution, permit such Contract owners to transfer Contract values out of the subaccount holding shares of the Replacement Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge. The notice as delivered in certain jurisdictions may also explain that the right of a Contract owner to make transfers following the procedures described above (in connection with the proposed substitution) will not affect such Contract owner's right, under insurance regulations in those

jurisdictions, to exchange his or her Contract for a fixed-benefit life insurance contract or a fixed-benefit annuity Contract during the 60 days following the substitution.

36.   Applicants state that the Company will carry out the proposed substitution by redeeming shares of the Replaced Portfolio held by the Accounts for cash and applying the proceeds to the purchase of shares of the Replacement Portfolio. The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investment in either of the Accounts. Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or the Company's obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution.

37.   Applicants represent that the proposed substitution will not be treated as a transfer of Contract value for the purpose of assessing transfer charges or for determining the number of remaining "free" transfers in a Contract year. The Company will not exercise any right it may have under the Contracts to impose additional charges for Contract value transfers under the Contracts for a period of at least 30 days following the proposed substitution. Similarly, from May 1, 2011 until the date of the proposed substitution, the Company will permit Contract owners to make transfers of Contract value out of the Replaced Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of

determining the remaining number of transfers permitted in the Contract year without a transfer charge. Likewise, for at least 30 days following the proposed substitution, the Company will permit Contract owners affected by the substitution to transfer Contract value out of the Replacement Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge.

38.   Applicants acknowledge that reliance on the exemptive relief requested herein, if granted, depends upon compliance with all of the representations and conditions set forth in this amended and restated application.

39.   Applicants represent that the Company is also seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

40.   The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the substitution by the Company of shares of the Replacement Portfolio for Service Class 2 Shares of the Replaced Portfolio currently held by the Accounts.

41.   Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

> It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments of 1970 (the "1970 Amendments"). Prior to the enactment of the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the

Commission, concerned with high sales charges then common to most unit investment trusts and

the disadvantageous position in which such charges placed investors who did not want to remain

invested in the substituted fund, recommended that Section 26 be amended to require that a

proposed substitution of the underlying investments of a trust receive prior Commission

approval.[6]

Congress responded to the Commissioners' concerns by enacting Section 26(c) to require that

the Commission approve all substitutions by the depositor of investments held by unit

investment trusts. The Senate Report on the bill explained the purpose of the amendment as

follows:

> The proposed amendment recognizes that in the case of the unit investment trust holding
> the securities of a single issuer notification to shareholders does not provide adequate
> protection since the only relief available to shareholders, if dissatisfied, would be to
> redeem their shares. A shareholder who redeems and reinvests the proceeds in another
> unit investment trust or in an open-end company would under most circumstances be
> subject to a new sales load. The proposed amendment would close this gap in
> shareholder protection by providing for Commission approval of the substitution. The
> Commission would be required to issue an order approving the substitution if it finds the
> substitution consistent with the protection of the investors and provisions of the [1940]
> Act.[7]

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[6]   In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the [1940] Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the [1940] Act. *See* House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[7]   S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

42.   Applicants represent that the proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the 1940 Act.[8] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.

43.   Applicants represent that all the Contracts expressly reserve for the Company the right, subject to compliance with applicable law, to substitute shares of one fund or portfolio held by a subaccount of an Account for another. The prospectuses for the Contracts and the Accounts contain appropriate disclosure of this right. The Company has reserved this right of substitution both to protect itself and its Contract owners in situations where it believes an underlying fund is no longer appropriate for Contract owners or where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of its separate accounts, and to afford the opportunity to replace such shares where to do so could benefit itself and Contract owners.

44.   Applicants maintain that Contract owners will be better served by the proposed substitution and that the proposed substitution is appropriate given the Replacement Portfolio, the Replaced Portfolio, and other investment options available under the Contracts. In the last four (4) out of the last five (5) years, the Replacement Portfolio has had investment performance superior to that of the Replaced Portfolio. In addition, for each one-year, five-year and since inception periods ended December 31, 2009, the Replacement Portfolio has had investment performance superior to that of the Replaced Portfolio. The Replacement Portfolio has also had substantially lower expenses than the Replaced Portfolio over these same periods.

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[8]   While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to "a substitution of securities in any *subaccount* of a registered separate account." Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

45.   Applicants believe that the Replacement Portfolio and the Replaced Portfolio are substantially the same in their stated investment objectives and principal investment strategies as to afford investors continuity of investment and risk. In addition, Applicants generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.

46.   Applicants believe that Contract owners will be better off with the Replacement Portfolio than with the Replaced Portfolio. The proposed substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts. If the proposed substitution is carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values between and among the remaining subaccounts as they could before the proposed substitution.

47.   Applicants assert that the proposed substitution is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and the fixed account. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected subaccount into any of the remaining subaccounts without cost or disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

48.   Applicants state that the proposed substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their Contract values. They

also select the specific type of coverage offered by the Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts. Contract owners may also have considered the size, financial condition, type, and reputation for service of the Company, from whom they purchased their Contract in the first place. These factors will not change because of the proposed substitution.

Conclusion:

Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution by the Company. Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary